SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: July 24, 2002

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a)	Amarin Corporation plc Reports Second Quarter Results.


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: July 24, 2002






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4
Amarin Corporation plc Reports Second
Quarter Results























                                                 Exhibit
(a)




Contact:
Nigel Bell
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 20 7907 2444
Email: nigel.bell@amarincorp.com

AMARIN CORPORATION REPORTS SECOND QUARTER RESULTS

Revenues Increased 8% to $19.1 million

Net income (excluding foreign exchange gain) of $2.4 million and EBITDA (excluding foreign exchange gain) of $3.4 million

Diluted earnings per ADS (excluding foreign exchange gain) of $0.20


LONDON, United Kingdom, July 24, 2002 -- Amarin Corporation plc (NASDAQ: AMRN) today reported total revenue for the second quarter of 2002 of $19.1 million compared with revenue of $17.7 million for the same quarter a year ago, an increase of 8%. For the quarter, net income (including a foreign exchange gain of $3.7 million) was $6.1 million versus $6.8 million in last year's second quarter.

 Diluted earnings per American Depository Share (ADS), including a foreign exchange gain which contributed $0.31 in the period, were $0.51 as compared to $0.62 for the second quarter ended June 30, 2001. The foreign exchange gain arises on the translation of the Group's assets and liabilities from Pounds Sterling to U.S. dollars at the end of the quarter. Excluding the foreign exchange gain, net earnings per ADS for the quarter were $0.20.

The reduction in net income and diluted earnings compared to the same quarter last year is due to significant incremental costs associated with building the Company's neurology sales and marketing infrastructure in the U.S. and incremental amortisation expense resulting from the exercise of the Permax purchase option. Following the exercise of the Permax option in the first quarter amounts capitalised in fiscal 2001in relation to Permax are being amortised over 15 years.

Rick Stewart, chief executive officer of Amarin Corporation, stated "We are pleased with our revenue growth and strong cash flow in the quarter particularly as we have increased costs associated with the implementation of sales and marketing initiatives required to strengthen our franchise in neurology and pain management. The short-term costs associated with sales and marketing infrastructure build are a pre-requisite to our efforts to successfully achieve a leadership position in these markets. Permax sales were strong due to the highly focused and targeted efforts of our sales force, generating revenues of $14.4 million in the quarter. Diluted EPS of $0.20 were two cents above analyst expectations"

"Following the exercise of the Permax purchase option in quarter one, Amarin now interfaces directly with Eli Lilly as the licensor
for Permax in the U.S.   Additionally, the NDA for Zelapar, an MAO-
B Inhibitor, was filed with the FDA during the quarter." continued
Mr. Stewart.

Permax (pergolide mesylate tablets) is a dopamine receptor agonist indicated as adjunctive therapy in the management of Parkinson's disease.

For the quarter, increased selling, general and administrative expense resulted primarily from the development and expansion of Amarin's sales and marketing infrastructure in the U.S. following the launch of the Company's U.S. specialty neurology sales force. The increase in research and development expense reflects, in part, new product development activities undertaken in Sweden by Amarin Development AB.

At the end of the second quarter, Amarin had total assets of $139.4 million, cash of $18.9 million and receivables of $25.5 million.

For the six months ended June 30, 2002 total revenues increased by 51% to $36.7 million compared to $24.3 million during the same period last year. For the first six months of 2002, Amarin achieved net income of $7.7 million and earnings per share of $0.65 in comparison to net income of $7.9 million and earnings per share of $0.73 for the same half in 2001.

EBITDA (excluding foreign exchange gain) for the quarter was $3.4 million compared to $7.5 million for the same quarter last year and $8.2 million for the first six months of 2002 compared to $9.1 million for the first six months of 2001.

In other recent developments, Amarin Corporation:

     Exercised and closed its purchase option to acquire the remaining rights to Permax and became the exclusive licensee for Permax in the U.S. from the first quarter;

     Received acceptance for filing and substantive review of a New Drug Application for Zelapar (selegiline HCl orally dissolving tablets) by the U.S. Food and Drug Administration (FDA) from Elan Pharmaceuticals, Inc., its optionor;

     Entered into an agreement with Eiffel Research and Development Pty Ltd to establish a strategic research partnership via
     Amarin Development AB;

     Restructured the $45 million loan from Elan Pharmaceuticals, Inc. originally scheduled for repayment in full on September
     30, 2002.

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The Company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. For press release and other Company information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.


Amarin Corporation plc
Period Ended 30 June 2002 Selected Data (UK GAAP -  UNAUDITED)


INCOME STATEMENT                                                       Three months ended             Six months ended
                                                                                30 June                30 June

                                                                           2001      2002              2001      2002
                                                                          $'000     $'000             $'000     $'000
REVENUE
Licensing & Development Fees                                                871       565              1,128      1,644
Royalties & Product Sales                                                15,929    18,572             21,490     35,100
Revenues from discontinued business                                        892       -                 1,716       -         .
Total Revenues                                                           17,692    19,137           24,334       36,744

OPERATING EXPENSES
Direct Costs                                                            6,541      7,917              8,360      14,302
Research & Development                                                    964      1,529              1,902       2,859
Selling, General & Administrative                                       2,002     5,593               3,906       11,688
Operating expenses from discontinued business                             785           3             1,244           8
Amortisation of intangible fixed asset                                    558        990              1,120       2,660
Total Expenses                                                         10,850    16,032              16,532    31,517

OPERATING INCOME from continuing business
                                                                        6,735      3,108              7,330     5,235
OPERATING INCOME/(LOSS) from disc. Bus,                                   107            (3)            472      (8)

Interest & Investment income received/paid(net)                            (9)      (295)               286    (674)
Foreign exchange gain/(loss)                                              (10)     3,689                (10)  3,542

INCOME BEFORE TAXES                                                     6,823      6,499              8,078   8,095
Income Taxes paid/(recovered)                                              (1)        368               -       305
Dividends payable                                                          45           -                89      43
NET INCOME FOR PERIOD                                                   6,779      6,131              7,989   7,747


EARNINGS BEFORE INTEREST, TAX, DEPRECIATION, AMORTISATION
AND FOREIGN EXCHANGE GAIN/(LOSS)                                        7,480     3,407               9,081   8,220

WEIGHTED AVERAGE
NUMBER OF DILUTED SHARES    Thousands
                                                                      109,952   118,370           109,772   118,370

INCOME PER AMERICAN DEPOSITORY SHARE (ADS)
From continuing business                                                 0.61      0.51              0.69      0.65
From discontinued business                                               0.01        -               0.04        -
From net income                                                          0.62      0.51              0.73      0.65
(The company's ratio of ADS's to ordinary shares is 1:10)

                       SELECTED BALANCE SHEET DATA                      $'000

                       Working capital (inc short term debt)            (24,971)
                       Cash & receivables                                44,415
                       Total assets                                     139,433
                       Long-term obligations                            (25,137)
                       Stockholders' equity                              38,136

All figures are in round thousands except Income per ADS
